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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                             CARMIKE CINEMAS, INC.
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                               (Name of Issuer)

                      Class A Common Stock, $.03 par value
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                        (Title of Class of Securities)

                                  143436 10 3
                         ------------------------------
                                (CUSIP Number)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  143436 10 3

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  (1)     Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
          (entities only)

                               Michael W. Patrick

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  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)      -------------------------------------------------------------


          (b)      -------------------------------------------------------------

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  (3)     SEC Use Only              -------------------------------------------

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  (4)     Citizenship or Place of Organization         United States

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                  (5) Sole Voting Power                735,849 shares (115,000
                                                       shares of Class A Common
                                                       and 620,849 shares of
                                                       Class B Common)
                                                       (see Item 4(a))
    Number of
    Shares        -------------------------------------------------------------
    Beneficially  (6) Shared Voting Power              -0-
    Owned by
    Each          -------------------------------------------------------------
    Reporting     (7) Sole Dispositive Power           735,849 shares (115,000
    Person With                                        shares of Class A Common
                                                       and 620,849 shares of
                                                       Class B Common)
                                                       (see Item 4(A))

                  -------------------------------------------------------------
                  (8) Shared Dispositive Power         -0-


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  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person

          735,849 shares (115,000 shares of Class A Common and 620,849 shares of Class B Common) (see Item 4(a))

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 (10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                  (See Instructions)

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 (11)     Percent of Class Represented by Amount In Row 9  6.9% (see Item 4(b))

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 (12)     Type of Reporting Person (See Instructions)  IN

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ITEM 1(a)      Name of Issuer: Carmike Cinemas, Inc.

ITEM 1(b)      Address of Issuer's Principal Executive Offices:
               1301 First Avenue
               Columbus, Georgia 31901

ITEM 2(a)      Name of Person Filing:   Michael W. Patrick

ITEM 2(b)      Address of Principal Business Office or, if None.
               Residence:
               1301 First Avenue
               Columbus, Georgia 31901

ITEM 2(c)      Citizenship:   U.S.

ITEM 2(d)      Title of Class of Securities:
               Class A Common Stock, $.03 par value (the "Class A Common Stock")

ITEM 2(e)      CUSIP Number:  143436 10 3

ITEM 3         Not Applicable

ITEM 4         Ownership:
               (a)  Amount beneficially owned: 735,849(1)(2)
               (b)  Percent of class: 6.9%(3)
               (c)  Number of shares as to which such person has:
                    (i)   Sole power to vote or direct the vote: 735,849 shares
                    (ii)  Shared power to vote or direct the vote: -0- shares
                    (iii) Sole power to dispose or to direct the disposition of:
                          735,849 shares
                    (iv) Shared power to dispose or to direct the disposition of: -0- shares



(1) Consists of 115,000 shares of the Class A Common Stock and 620,849 shares of the Company's Class B Common Stock, $.03 par value (the "Class B
     Common Stock").  Each share of the Class B Common Stock is convertible into one share of Class A Common Stock.
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(2)      Includes 28,414 shares of Class B Common Stock held by Michael W.
         Patrick as custodian for his minor son; Michael W. Patrick has voting and investment power with respect to such shares but disclaims beneficial ownership thereof. Excludes 11,064 shares of Class B Common Stock held in trust for Mr. Patrick's minor son by Frances E. Patrick. Excludes 59,576 shares of Class B Common Stock held in trust for Michael W. Patrick by C.L. Patrick, as trustee, the remainder interest of which Michael W. Patrick has purchased. Includes 110,000 shares of Class A Common Stock which are subject to purchase upon exercise of vested options held by Michael W. Patrick.

(3) Calculation based on 9,918,587 shares of Class A Common Stock outstanding on December 31, 1997 plus the assumed exercise of options for 110,000 shares of Class A Common Stock and the assumed conversion of the 620,849 shares of Class B Common Stock beneficially owned by Michael W. Patrick.

ITEM 5   Not Applicable

ITEM 6   Not Applicable

ITEM 7   Not Applicable

ITEM 8   Not Applicable

ITEM 9   Not Applicable

ITEM 10  Not Applicable
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 6, 1998                  Signature: /s/ Michael W. Patrick
                                                       -------------------------
                                             Name:     Michael W. Patrick